                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                          Urban Shopping Centers, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)


                                   917060 10 5
                      (CUSIP Number of Class of Securities)


                                 Gary A. Nickele
                             JMB Realty Corporation
                            900 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 915-1977
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 31, 2000
             (Date of Event which Requires Filing of this Statement)

CUSIP NO.  917060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Center Partners, Ltd.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

NUMBER OF         7        SOLE VOTING POWER
SHARES                     3,827,672
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  3,827,672
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,827,672

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.6%*

14       TYPE OF REPORTING PERSON

         PN

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO.  917060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         UIDC Holdings, L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO, AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         7        SOLE VOTING POWER
SHARES                     1,018,182
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   2,177,088
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  1,018,182
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           2,177,088

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,195,270

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.4%*

14       TYPE OF REPORTING PERSON

         PN

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO. 971060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Urban-Water Tower Associates

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

NUMBER OF         7        SOLE VOTING POWER
SHARES                     2,177,088
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  2,177,088
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,177,088

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%*

14       TYPE OF REPORTING PERSON

         PN

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO.  917060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Water Tower Associates - I, L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   2,177,088
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           2,177,088

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,177,088

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%*

14       TYPE OF REPORTING PERSON

         PN

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO. 971060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Miami Associates, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

NUMBER OF         7        SOLE VOTING POWER
SHARES                     127,277
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  127,277
PERSON WITH      10        SHARED DISPOSITIVE POWER
                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         127,277

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%*

14       TYPE OF REPORTING PERSON

         PN

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO. 971060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         JMB Investment Holdings-I, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         7        SOLE VOTING POWER
SHARES                     127,277
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  127,277
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         127,277

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%*

14       TYPE OF REPORTING PERSON

         CO

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO.  917060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Old Orchard Limited Partnership


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

NUMBER OF         7        SOLE VOTING POWER
SHARES                     1,018,182
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  1,018,182
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,018,182

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%*

14       TYPE OF REPORTING PERSON

         PN

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO. 971060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         JMB Realty Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         7        SOLE VOTING POWER
SHARES                     7,150,219
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  7,150,219
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,150,219

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.7%*

14       TYPE OF REPORTING PERSON

         CO

         * The percentage of the class is based on an estimate of the number of shares of Common Stock outstanding on October 31, 2000.

CUSIP NO.  917060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         1975 Judd D. Malkin Life Insurance Trust


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   7,150,219
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           7,150,219

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14       TYPE OF REPORTING PERSON

         OO

CUSIP NO. 971060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Neil G. Bluhm

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   7,150,219
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           7,150,219

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 971060 10 5

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Judd D. Malkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7        SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                   0
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON WITH      10        SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14       TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

     This Amendment No. 2 (this "Amendment") is being filed to a Schedule 13D dated October 14, 1993 and amended October 3, 2000 by Center Partners, Ltd., UIDC Holdings, L.P., Urban-Water Tower Associates, Miami Associates, L.P., JMB Investment Holdings-I, Inc., Old Orchard Limited Partnership, JMB Realty Corporation, JMB/Miami Investors L.P., JMB Properties Company, JMB RES Managers, Inc., the 1975 Judd D. Malkin Life Insurance Trust, Neil G. Bluhm and Judd D. Malkin.

ITEM 1.  SECURITY AND ISSUER

     Shares of Common Stock, par value $.01 per share, of Urban Shopping Centers, Inc. ("Urban"), 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, including the associated preferred share purchase rights.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended to eliminate JMB/Miami Investors L.P., JMB Properties Company and JMB RES Managers, Inc. as persons filing this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION

     The persons filing this statement who directly own securities acquired the securities of Urban Shopping Centers, Inc. and Urban Shopping Centers, L.P. primarily for investment. See Item 5(c) for certain dispositions of beneficial ownership of Common Stock by the filing persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

THE FOLLOWING INFORMATION IS FROM AMENDMENT NO. 1 TO THE SCHEDULE 13D FILING IN OCTOBER OF 2000. IT SHOULD BE UPDATED TO THE PRESENT AND SHOULD INCLUDE ALL OF THE PERSONS WHO ARE NOW LISTED IN ITEM 2, EITHER IN THE INITIAL FILING ASSUMING THEY HAVE NOT BEEN DELETED BY THIS FILING OR THROUGH THE ADDITION OF NEW PERSONS IN THIS FILING. TO THE EXTENT THAT THIS INFORMATION HAS NOT CHANGED, IT CAN BE DELETED FROM THE AMENDMENT.

     (a) The following table sets forth the beneficial ownership of each person named in Item 2. The number of shares of Common Stock beneficially owned in total represents the number of shares of Common Stock the person beneficially owns in addition to the number of shares of Common Stock into which Units or shares of Unit Voting Stock beneficially owned by the person are exchangeable. The number of shares of Common Stock beneficially owned through rights to acquire represents the number of shares of Common Stock into which Units or shares of Unit Voting Stock beneficially owned by the person are exchangeable. The percentage of shares owned assumes, with respect to each person, that all shares of Unit Voting Stock and Units beneficially owned by the person are exchanged for shares of Common Stock and that none of the shares of Unit Voting Stock or Units held by other persons are exchanged for shares of Common Stock. The 1975 Judd D. Malkin Life Insurance Trust and Messrs. Neil G. Bluhm and Judd
D. Malkin disclaim beneficial ownership of any securities of Urban Shopping Centers, Inc. or Urban Shopping Centers, L.P.


                                                                                     Shares of
                                                                     Shares of      Common Stock
                                                                    Common Stock    Beneficially
                                                                    Beneficially   Owned (Rights         Percent of
Person                                                             Owned (Total)    To Acquire)          All Shares
------                                                             -------------   -------------         ----------
Center Partners, Ltd.                                                  3,827,672       3,827,672            15.6
UIDC Holdings, L.P.                                                    3,195,270       3,195,270            13.4
Urban-Water Tower Associates                                           2,177,088       2,177,088             9.5
Water Tower Associates-I, L.P.                                         2,177,088       2,177,088             9.5
Miami Associates, L.P.                                                   127,277         127,277             0.6


Old Orchard Limited Partnership                                        1,018,182       1,018,182             4.7
JMB Realty Corporation                                                 7,150,219       7,150,219            25.7
1975 Judd D. Malkin Life Insurance Trust                               7,150,219       7,150,219            25.7
Neil G. Bluhm                                                          7,150,219       7,150,219            25.7
Judd D. Malkin                                                                 0               0             0
JMB Investment Holdings - I, Inc.                                        127,277         127,277             0.6
H. Rigel Barber                                                                0               0             0
Burton E. Glazov                                                               0               0             0
Stuart C. Nathan                                                               0               0             0
Gary A. Nickele                                                                0               0             0
A. Lee Sacks                                                                   0               0             0
John G. Schreiber                                                              0               0             0


     (b) The following table indicates, for each person listed in the above table, the number of shares of Common Stock beneficially owned as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the disposition. The paragraphs following the table further explain the information in the table.



                                                     Sole              Shared           Sole              Shared
                                                     Voting            Voting        Dispositive        Dispositive
Person                                               Power             Power           Power              Power
------                                               ---------         ---------     -----------        -----------
Center Partners, Ltd.                                3,827,672                 0       3,827,672                  0
UIDC Holdings, L.P.                                  1,018,182         2,177,088       1,018,182          2,177,088
Urban-Water Tower Associates                         2,177,088                 0       2,177,088                  0
Water Tower Associates-I, L.P.                               0         2,177,088               0          2,177,088
Miami Associates, L.P.                                 127,277                 0         127,277                  0
Old Orchard Limited Partnership                      1,018,182                 0       1,018,182                  0
JMB Realty Corporation                               7,150,219                 0       7,150,219                  0
1975 Judd D. Malkin Life Insurance Trust                     0         7,150,219               0          7,150,219
Neil G. Bluhm                                                0         7,150,219               0          7,150,219
Judd D. Malkin                                               0                 0               0                  0
JMB Investment Holdings - I, Inc.                      127,277                 0         127,277                  0
H. Rigel Barber                                              0                 0               0                  0
Burton E. Glazov                                             0                 0               0                  0
Stuart C. Nathan                                             0                 0               0                  0
Gary A. Nickele                                              0                 0               0                  0
A. Lee Sacks                                                 0                 0               0                  0
John G. Schreiber                                            0                 0               0                  0


     Center Partners, Ltd. owns 3,827,672 Units. Center Partners, Ltd. is a limited partnership, the sole general partner of which is JMB Realty Corporation.

     Urban-Water Tower Associates owns 2,177,088 Units. Urban-Water Tower Associates is a general partnership, the general partners of which are UIDC Holdings, L.P. and Water Tower Associates-I, L.P. JMB Realty Corporation is the sole general partner of UIDC Holdings, L.P. and the sole general partner of Water Tower Associates-I, L.P.

     Old Orchard Limited Partnership owns 1,018,182 Units. Old Orchard Limited Partnership is a limited partnership, the sole general partner of which is UIDC Holdings, L.P.

     Miami Associates, L.P. owns 127,277 Units. Miami Associates, L.P. is a limited partnership of which JMB Investment Holdings-I, Inc. is the general partner.

     The 1975 Judd D. Malkin Life Insurance Trust, the co-trustees of which are Judd D. Malkin, Stephen J. Malkin, Barry A. Malkin and Randy H. Steinberg, may be deemed to beneficially own and share voting and dispositive power with respect to the 7,150,219 shares of Common Stock beneficially owned by JMB Realty Corporation. The 1975 Judd D. Malkin Life Insurance Trust is a significant stockholder of JMB Realty Corporation. The 1975 Judd D. Malkin Life Insurance Trust disclaims beneficial ownership of the shares of Common Stock beneficially owned by JMB Realty Corporation.

     Mr. Bluhm may be deemed to beneficially own and to share voting and dispositive power with respect to the 7,150,219 shares of Common Stock beneficially owned by JMB Realty Corporation. Mr. Bluhm is a significant stockholder of JMB Realty Corporation. Mr. Bluhm disclaims beneficial ownership of the shares of Common Stock beneficially owned by JMB Realty Corporation.

     (c) On or prior to October 30, 2000 the following filing persons tender the listed number of (i) shares of Common Stock or (ii) shares of Common Stock into which Units were converted prior to the tender or (iii) shares of Unit Voting
Stock:


                                                                         Units Converted into
                                                 Common Stock Tendered     Common Stock and     Unit Voting Stock
Person                                                                         Tendered              Tendered
------------------------------------------------ ----------------------- ---------------------- --------------------
Center Partners, Ltd.                                         1,409,251                261,677              170,389
UIDC Holdings, L.P.                                             286,839              1,145,088               47,712
Urban-Water Tower Associates                                         --                      0               90,712
JMB/Miami Investors, L.P.                                            --                273,067               11,378
Miami Associates, L.P.                                               --                      0                5,303
JMB Properties Company                                               --                243,513               10,146
Old Orchard Limited Partnership                                      --                      0               42,424


     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, Unit Voting Stock or Units owned by the persons listed in the above tables.

     (e) The following persons have ceased to be 5% beneficial owner of the Common Stock of Urban Shopping Centers, Inc.: JMB/Miami Investors, L.P., JMB Properties Company and JMB RES Managers, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     TO THE EXTENT THAT THIS INFORMATION HAS NOT CHANGED, IT CAN BE DELETED FROM THIS AMENDMENT.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No exhibits are being filed with this Amendment.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     This statement may be executed in multiple counterparts, each of which shall constitute an original.

Dated: November 1, 2000


                                       Center Partners, Ltd.

                                       By:  JMB Realty Corporation
                                            General Partner

                                            By: /s/ Gary Nickele
                                                -------------------------------
                                            Name: Gary Nickele
                                            Title: Executive Vice President


                                       UIDC Holdings, L.P.

                                       By:  JMB Realty Corporation
                                            General Partner

                                            By: /s/ Gary Nickele
                                                -------------------------------
                                            Name: Gary Nickele
                                            Title: Executive Vice President


                                       Urban-Water Tower Associates

                                       By:  UIDC Holdings, L.P.
                                            General Partner

                                            By:   JMB Realty Corporation
                                                  General Partner

                                                  By: /s/ Gary Nickele
                                                      -------------------------
                                                  Name: Gary Nickele
                                                  Title: Executive
                                                         Vice President

                                       By:  Water Tower Associates-I, L.P.
                                            General Partner

                                            By:   JMB Realty Corporation
                                                  General Partner

                                                  By: /s/ Gary Nickele
                                                      -------------------------
                                                  Name: Gary Nickele
                                                  Title: Executive
                                                         Vice President

                                       Miami Associates, L.P.

                                       By:  JMB Investment Holdings-I, Inc.
                                            General Partner

                                            By: /s/ Gary Nickele
                                                -------------------------------
                                            Name: Gary Nickele
                                            Title: Vice President


                                       JMB Investment Holdings-I, Inc.


                                       By: /s/ Gary Nickele
                                           -------------------------------
                                       Name: Gary Nickele
                                       Title: Vice President


                                       Old Orchard Limited Partnership

                                       By:  UIDC Holdings, L.P.
                                            General Partner

                                            By:  JMB Realty Corporation
                                                 General Partner

                                                 By: /s/ Gary Nickele
                                                     ---------------------------
                                                 Name: Gary Nickele
                                                 Title: Executive Vice President


                                       JMB/Miami Investors, L.P.

                                       By:  JMB Investment Holdings-I, Inc.
                                            General Partner

                                            By: /s/ Gary Nickele
                                                -------------------------------
                                            Name: Gary Nickele
                                            Title: Vice President


                                       JMB RES Managers, Inc.

                                            By: /s/ Gary Nickele
                                                -------------------------------
                                            Name: Gary Nickele
                                            Title: Vice President

                                       JMB Properties Company

                                       By:  JMB RES Managers, Inc.
                                            General Partner

                                            By: /s/ Gary Nickele
                                                -------------------------------
                                            Name: Gary Nickele
                                            Title: Vice President


                                       JMB Realty Corporation

                                            By: /s/ Gary Nickele
                                                -------------------------------
                                            Name: Gary Nickele
                                            Title: Executive Vice President


                                       1975 Judd D. Malkin Life Insurance Trust

                                            By: /s/ Judd D. Malkin
                                                -------------------------------
                                            Name: Judd D. Malkin
                                            Title: Trustee




                                       /s/ Neil G. Bluhm
                                       ------------------------------
                                       Neil G. Bluhm


                                       /s/ Judd D. Malkin
                                       ------------------------------
                                       Judd D. Malkin